TUNNEL

Eurotunnel Group
Cheriton Parc
Cheriton High Street
Folkestone
Kent CT19 4QS
United Kingdom

Tel: 01303 273300
Fax: 01303 850360

www.eurotunnel.com

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

04th C

SUPPL

Dear Sirs,

Eurotunnel PLC ("EPLC")/Eurotunnel SA ("ESA") - File number : 82-3000/82-2999

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934, please find enclosed the following announcements which were issued by EPLC/ESA to the London and Paris Stock Exchanges:-

- Eurotunnel launches new coach fares
- Eurotunnel: improved results in the first half of 2005
- Eurotunnel signs partnership deal with Disneyland Resort Paris
- Eurotunnel Developments completes sale of Orbital Park

Yours faithfully,

Mrs. S P Garnham
UK Company Secretary
For and on behalf of Eurotunnel

Enc.

950/2005

EUROTUNNEL LAUNCHES NEW COACH FARES

1 & 2-day and short break promotional coach fares for 2006

Folkestone, England, 1 September 2005; Coach travel to the Continent couldn't be easier thanks to Eurotunnel, speeding you and your passengers to France in just 35 minutes from Folkestone to Calais. And with the latest promotional fares for coach and group excursions offering great value for travel in 2006, there's never been a better time to plan a trip across the Channel.

Once again, there is a great early booking offer for 1 & 2-day excursions for travel during January, February and March 2006. The fare is just £169 for bookings made before 31 December 2005 and £199 for bookings made after 31 December 2005[1].

Eurotunnel has also released its special short break coach fares for travel during 2006. The 3-day fare is £339 and the 4 & 5-day fare is £449[2]. Both fares are valid for travel between 1 January and 30 November 2006.

Stuart Duddy, Eurotunnel's Head of Coach Sales said:

"These promotional fares have proved immensely popular with coach operators this year, so we are delighted to be able to offer a similar package of fares for travel in 2006."

Coaches travelling with Eurotunnel have direct access from junction 11a of the M20 motorway in Kent to the A16 motorway in Calais, less than an hour's drive to Belgium or less than half-an-hour's drive to Boulogne. With crossing times of just 35 minutes from platform to platform you could be on the road in France in little over an hour after leaving the UK.

For more information, and to book, contact the Eurotunnel Coach Sales Centre on 08702 430401. Alternatively, log on to www.eurotunnel.com

/...

Notes to editors

[1] The 1 & 2-day promotional fares are valid for travel from 1 January to 31 March 2006 on any date designated a 'green' or 'yellow' day on the Eurotunnel Coach Calendar.

[2] The short break promotional fares are valid for travel from 1 January to 30 November 2006 on any date designated a 'green' or 'yellow' day on the Eurotunnel Coach Calendar.

Departures from Folkestone only, bookings subject to availability, the return journey must be completed before midnight the day after the departure date, valid for coaches of 18 seats or more, bookings must be made at least one day in advance, offer valid for new bookings only. Bookings are non-amendable and non refundable

For more information, contact Stuart Duddy, Head of Coach Sales, tel: + 44 (0) 1303 282722.

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Coquelles, France. It is market leader for cross-Channel travel. Eurotunnel also earns toll revenue from train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) that use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.

Embargoed until 0730 (UKT) on 15 September 2005

EUROTUNNEL: IMPROVED RESULTS IN THE FIRST HALF OF 2005

(Accounts prepared under IFRS)

➔ **2% growth in revenue**

- Shuttle service revenue up 6% to £146 million in a favourable local context
- Railways revenue stable at £117 million, including payments of £36 million under the Minimum Usage Charge (MUC)

➔ **Improved operational results from first phase of reorganisation**

- Operating margin up 7% due partly to a 3% fall in operating costs
- Operating profit up 19% to £74 million

➔ **Financial results**

- Net loss reduced by 18% to £87 million
- interest cover after investment activities: 97%

➔ **Financial restructuring**

- Negotiations with creditors continue in line with timetable

Jacques Gounon, Chairman and Chief Executive of the Eurotunnel Group, said:

"Eurotunnel has accelerated improvements in its operational performance. Increased revenue in our core shuttle business has been achieved within the framework of a new marketing strategy based on our key benefits: frequency, speed, and reliability.

"We expect to consolidate the 3% reduction in operating costs in the second half. This will be achieved by more closely aligning capacity with demand, and by further reductions in staff costs as the first voluntary redundancies take effect.

"I would like to acknowledge the hard work and commitment of our staff and the sense of responsibility shown by the unions, all of whom are taking on this phase of reconstruction with the firm intention of saving Eurotunnel.

"In accordance with our timetable for the planned financial restructuring, we presented a business plan to our creditors in advance of the 30 June deadline, and our initial reflections on the debt restructuring on 13 July. "

"Negotiations with the Ad-hoc Committee and two other creditor committees continued throughout the summer. These negotiations remain confidential, although we hope to be able to issue a progress report by the end of October at the latest."

FINANCIAL RESULT FOR THE SIX MONTHS TO 30 JUNE 2005

With effect from 1 January 2005, Eurotunnel is required to apply International Financial Reporting Standards (IFRSs) when preparing its accounts. The accounting principles now being applied by Eurotunnel, and certain departures from full compliance with IFRSs, are described in note 2, and the impact of new accounting principles is illustrated in note 8 to the interim combined accounts which are available on the internet site www.eurotunnel.com.

Included in annexe 1 of this press release is a summary of the principal changes to Eurotunnel's combined accounts resulting from the introduction of IFRS.

For the half year ended 30 June 2005, Eurotunnel is applying the recommendation of the CNC 2004-R02 dated 27 October 2004 for the presentational format for the combined income statement and cash flow: this presentation may differ to reflect standards in force at the time of preparing the financial statements for the year ending 31 December 2005.

The comparative figures for 30 June 2004 in the table below have been restated to reflect the adoption of the new accounting principles, and are also recalculated using the exchange rate applicable for the preparation of the 2005 combined interim income statement of £1=€1.468 in order to assist comparison with the 2005 figures. The commentary following the table below discusses 2005 performance in comparison with 2004 equivalents translated at the constant exchange rate.

The combined interim accounts have been prepared in the context of two uncertainties relating to the validity of the going concern principle and the value of assets as described in note 1, and according to the accounting principles described in note 2 of the combined interim accounts.

The table and commentary below should be read in conjunction with the full combined interim accounts.

Analysis of result	**2005**	**2004**	**2005/2004**	**2004**
£ million	**Actual**	**Restated[1]**	**% change[2]**	**Restated[1]**
		& recalculated @		
Exchange rate €/£	**1.468**	**1.468**		**1.496**
Shuttle services	146	138	+6 %	137
Railways	117	116	+0 %	115
Transport activities	**263**	**254**	+3 %	**252**
Non-transport activities	5	9	-42 %	9
Operating revenue	**268**	**263**	+2 %	**261**
Operating costs	(127)	(131)	-3 %	(130)
Operating margin	**141**	**132**	+7 %	**131**
Depreciation and provisions	(56)	(62)		(62)
Trading profit	**85**	**70**	+21 %	**69**
Non-trading charges	(11)	(8)	+40 %	(8)
Operating profit	**74**	**62**	+19 %	**61**
Net interest charges[3]	(161)	(167)	-4 %	(166)
Net loss	**(87)**	**(105)**	-18 %	**(105)**

[1] Prepared on the basis of the accounting principles described in note 2.1 of the interim accounts at 30 June 2005.

[2] Variances are calculated using underlying figures.

[3] Includes net cost of financing and debt service, other financial income and charges and taxation.

Operating revenue

Shuttle services revenues were up 6% to £146 million mainly due to higher truck shuttle volumes and yields.

Railways revenue remained stable at £117 million and remains protected until the end of November 2006 by payments under the provisions of the Minimum Usage Charge (MUC) in the Railway Usage Contract, which amounted to £36 million in the first half of 2005.

Non-transport activities revenues amounted to £5 million during the period, down £4 million compared to the same period in 2004, partly as a result of a reduction in land sales.

Operating revenue for the first half of 2005 was £268 million, an improvement of 2% compared to the first half of 2004 at constant exchange rates.

Operating profit

Operating costs reduced by 3% compared to the same period in 2004, despite marked increases in electricity and maintenance costs, due to reductions in staff costs, marketing and advertising and insurance premiums. The full benefit of the cost reductions arising from the DARE project is not expected before the first half of 2006.

The cost of security to the Group was approximately £5 million.

Depreciation charges and provisions have reduced by £6 million compared to the same period in 2004, mainly due to the impairment charge made at the end of 2004.

Non-trading charges amounted to £11 million in the first half of 2005, an increase of £3 million compared to the same period in 2004, and related to external costs associated with refinancing and to costs relating to the termination of certain contracts.

Operating profit improved by £12 million (19%) to £74 million for the period due to increased revenues (£5 million), reduced operating costs (£4 million) and reduced depreciation and provision charges (£6 million) despite the increase in non-trading charges (£3 million).

Net result

Net interest charges, including other financial income and charges, were £161 million for the first half of 2005, a decrease of 4% compared to the same period in 2004. Hedging charges included within net interest charges significantly offset the benefit of lower interest rates.

The net loss improved by £18 million to £87 million for the first half of 2005.

Cash flow

£ million	30 June 2005	30 June 2004
Exchange rate €/£	1.483	1.491
Net cash flow from trading	**140**	**124**
Net cash flow from investing activities	(3)	(16)
Net cash flow after investing activities[1]	**137**	**108**

Net cash flow from trading for the first half of 2005 was £140 million, compared to £124 million for the same period in 2004. This £16 million increase compared to the same period in 2004 is in part due to an improved operating margin, and in part to a reduction in working capital.

Net cash flow from investing activities decreased significantly to £3 million due to reduced expenditure and to cash generated by sales of land. Net cash flow after investing activities amounted to £137 million in the first half of 2005, an increase of £29 million compared to the same period in 2004.

Cover of contractual interest after investing activities was 97% for the first half of 2005.

[1] Cash flow before non trading cash flows, taxation and financing activities.

Financing

Financing at 30 June 2005 nominal value (in £ billion)		
Senior Debt	0.4	
Junior Debt FLF2 (Tier 1A) Resettable Advances	3.2 0.7 0.5	**CORE DEBT** **£4.8 billion**
Stabilisation Facility Participating Loan Notes	0.4 0.9	**BUFFER ZONE** **£1.3 billion**
TOTAL DEBT	**6.1**	
Issued capital and reserves attributable to equity	0.5	**EQUITY**

Eurotunnel's funding falls into three main components – Core Debt, a Buffer Zone, and issued capital and reserves attributable to equity.

The Core Debt totalling £4.8 billion comprises £0.4 billion of Senior and 4th Tranche Debt, £3.2 billion of Junior Debt, £0.7 billion of FLF2 debt (Tier 1A), and £0.5 billion of Resettable Advances.

No debt repayments under the Credit Agreements are due before mid-2006. In the absence of any significant modification to the debt covenants, total debt repayments over the period 2006 to 2009 would total approximately £267 million, starting with £4 million in 2006, increasing to £159 million in 2009.

The Buffer Zone of £1.3 billion includes £0.4 billion drawings under the Stabilisation Facility. The Stabilisation Advances carry 0% interest until December 2005. In order to convert the Stabilisation Advances and Notes into Units in accordance with the provisions of the 1998 restructuring, Eurotunnel has the possibility to propose to its shareholders to vote on the conversion before the end of 2005[2]. This zone also includes £0.9 billion of Participating Loan Notes which carry 1% fixed interest until 2006.

The third component of the financing structure is represented by issued capital and reserves attributable to equity, which at 30 June 2005 totalled £0.5 billion under IFRS (as described in note 2 of the combined interim accounts).

---

[2] Based on the £526 million Stabilisation Advances and Notes that were outstanding on 30 June 2005 and the current Credit Agreements, an additional financial charge of approximately £24 million a year would be incurred by the Group from 1 January 2006 on the basis of current interest rates in the event that the Stabilisation Advances and Notes are not converted into Units. The conversion of the Stabilisation Advances and Notes would lead to the creation of 451 million new Units at a fixed conversion rate of £1.17 (at a euro/sterling exchange of €1.483). This conversion of the Stabilisation Advances and Notes would represent approximately 15% of the total number of Units in circulation. Fully diluted share capital on this basis would be 2,997 million Units (including the exercise of stock options).

REVIEW OF ACTIVITY IN THE FIRST HALF OF 2005

Changes to senior management

On 18 February 2005, Eurotunnel's Joint Board appointed Jacques Gounon as its Chairman, in replacement of Jacques Maillot. Over 82,000 shareholders voted at the AGM on 17 June 2005, which confirmed the appointments of Jacques Gounon and Henri Rouanet as directors. Jacques Gounon was appointed Chairman and Chief Executive of the Group following the resignation of Jean-Louis Raymond as Chief Executive. On 17 August, Jean-Pierre Trotignon was appointed Chief Operating Officer.

Shuttle Services

Truck shuttles

Eurotunnel transported 703,363 trucks in the first half of 2005, an increase of 9% compared with the first half of 2004, aided by the disruptions to operations at the Port of Calais. The average yield per vehicle transported also increased during the first half of 2005 contributing to an increase in revenue from the truck shuttle business.

Passenger shuttles

Eurotunnel transported 951,561 cars in the first half of 2005 an increase of 1% compared to the first half of 2004. The progression recorded in the first quarter of 2005 did not continue into the second quarter; first quarter traffic benefited from the operational difficulties at the Port of Calais, and the fact that Easter fell in the first quarter of 2005.

Eurotunnel also transported 39,831 coaches in the first half of 2005, a 34% increase on the corresponding period in 2004. Coach operators continue to be attracted to the efficiency and frequency of the service offered by Eurotunnel.

	H1 2005	H1 2004	% change
Truck shuttles	703,363 trucks	646,468 trucks	+ 9%
Passenger shuttles	951,561 cars* 39,831 coaches	944,832 cars* 29,834 coaches	+ 1% + 34%

* including motorcycles, cars, vehicles with trailers, caravans and campervans

Railways

The Channel Tunnel is also used by rail services not operated by Eurotunnel: Eurostar for high-speed passenger services on London-Paris/Brussels, and EWS and SNCF for international rail freight services.

Eurostar

The number of passengers carried through the Channel Tunnel by Eurostar increased by 8% in the first half of 2005, confirming the upward trend following the opening of the first section of the UK's high-speed line in September 2003.

Rail freight

The volume of rail freight transported through the Channel Tunnel fell by 13% to 847,716 tonnes in the first half of 2005.

The level of through-rail traffic using the Channel Tunnel currently has no impact on Eurotunnel's revenues due to the Minimum Usage Charge arrangements, which continue until November 2006.

	H1 2005	H1 2004	% change
Eurostar	3,675,508 passengers*	3,406,698 passengers*	+ 8%
Rail freight (EWS/SNCF)	847,716 tonnes	978,717 tonnes	- 13%

* The passenger number given is for Eurostar passengers who travelled through the Channel Tunnel, and excludes passengers between Paris-Calais and Brussels-Lille.

Key events

The two main elements of the Group's strategy are:

- The implementation of project DARE, both for the truck and passenger services, and for the cost reductions, and
- The negotiations with creditors in accordance within the framework of the waiver obtained in order to renegotiate the Credit Agreements.

Continued implementation of project DARE

The implementation of project DARE began in November 2004, and a provision of £36 million was made in the 2004 accounts for the consequences of this plan on staffing levels and for the early termination of certain subcontracts.

The new Truck Shuttle strategy was introduced at the beginning of January 2005, whereby priority access is given to customers under contract who provide in advance a daily forecast of traffic. This enables Eurotunnel to better align capacity to customers' requirements, and the reduction of capacity has consequently substantially improved load factors for the truck shuttles. In addition to this, Eurotunnel has taken back direct control over the commercial activity previously sub-contracted to Transferry in order to give Eurotunnel the opportunity to offer an even better quality of service to all its customers across the whole of Europe. With effect from 16 August 2005, the contract with its agent for the commercial operation of the brand and services of EurotunnelPlus was terminated.

For the Passenger Shuttle service, a new pricing policy was introduced at the beginning of June 2005 for the car business. This included the introduction of a more transparent booking module incorporating fares based on one-way crossings, standard fares which are not based on length of stay, and the introduction of FlexiPlus fares with free amendments, dedicated check-in and priority boarding. Passenger shuttle capacity is progressively being reduced during the course of 2005 in order to reduce surplus capacity and improve load factors and thus reduce costs.

In relation to the impact on staffing levels that results from project DARE, negotiations with UK and French staff representatives have resulted in agreements based on negotiated voluntary departures. Currently it is thought that the departures that will result from these agreements will be approximately in line with the objectives contained within the DARE plan. In practice the voluntary departures which began in June, will continue until April 2006.

Forecast cash position

The financial consequences of the forecasts updated in the light of the latest results and the current outlook for the Group including the consequences of project DARE, are as follows:

- During 2005 the cash flow position remains protected by the mechanism by which interest that cannot be paid in cash can be settled by way of Stabilisation Advances up to a limit of £60 million. Taking into account either financial or operational risks, especially those associated with the implementation of DARE, the cash flow position remains subject to a number of uncertainties. On the basis of the latest operating forecasts available, the amount of un-used Stabilisation Advances should provide sufficient cash to the end of 2005, at which time the level of available cash is projected to be equal to the Permitted Float of £25 million (this is the maximum amount of cash that may be held by the Group as defined in the Credit Agreements).

- In 2006 the Group will no longer benefit from the Stabilisation Advances, rendering the cash flow position more vulnerable particularly at the end of July and October 2006 because of the interest payments due under the current Credit Agreements. Furthermore, Railways revenue will no longer be protected after November 2006; payments under the provisions of the Minimum Usage Charge (MUC) in the Railway Usage Contract for the first 11 months of 2006 will have an estimated effect on cash flow amounting to approximately £65 million.

- From the first half of 2007 Eurotunnel will not be able to meet its contractual debt repayments.

- The cash flow forecasts are based on assumptions that the Group considers to be both reasonable and realistic. The effect of the conversion of the Stabilisation Advances and Notes existing at 30 June 2005 would be to reduce annual interest charges by approximately £24 million from January 2006, based on current interest rates. Furthermore, significant disruptions to the operations of the Group or events that are unforeseeable or unquantifiable at the date of the accounts (for example relating to on-going disputes) could accelerate the date at which the Group would be unable to meet its financial obligations.

Financial restructuring

Eurotunnel has obtained a waiver from its Lenders, valid up to 31 January 2006, which defines the conditions under which the Group can undertake debt restructuring negotiations with its creditors. In particular, the waiver required a proposal of a restructuring plan by no later than 15 July 2005, as well as the establishment of a structured means of communication between Eurotunnel and its creditors. The waiver can be terminated at any time should either party not meet its respective responsibilities. In accordance with the timetable, Eurotunnel presented a business plan during June, and on the 13 July, presented its initial reflections for restructuring its debt to the Ad Hoc Committee which represents the majority of Eurotunnel's creditors.

In order to convert the Stabilisation Advances and Notes into Units in accordance with the provisions of the 1998 restructuring, Eurotunnel has the possibility to propose to its shareholders to vote on the conversion before the end of 2005. The consequences of such a conversion, which are being examined as part of the current debt restructuring, are described in the Group's interim report.

Within the Credit Agreements there is an option available for putting into place an additional line of credit as described in the 2004 annual accounts. In addition, should an Event of Default occur, the finance agreements also provide, under certain conditions, for a standstill period during which time the negotiation of a restructuring plan can take place whilst enabling the Group to continue to conduct its business normally.

Uncertainties

The Group is subject to two uncertainties: the ability to continue as a going concern and the carrying value at which the Group's assets are recorded in the accounts.

a) *Going concern*

The going concern basis is dependent on the Group's ability to put in place a refinancing plan or, if not, to obtain an agreement from the Lenders within the existing arrangements in the second half of 2006 at the latest.

The Group believes that the measures described under 1.3 above, which are intended to provide a satisfactory solution to the financing requirements of the Group, can be put in place before the date at which the Group will be unable to meet its financial obligations.

The application of the going concern assumption in the 30 June 2005 interim Combined Accounts has been based on the assumptions described above.

b) *Impairment*

An impairment charge of £1.3 billion was accounted for in the 2003 accounts, which was based on assumptions for forecast operating cash flows, the future level of the Group's debt over the life of the Concession as well as for market interest rates; this corresponded to an implicit discount rate of 7%.

Eurotunnel updated its impairment calculation as at 31 December 2004, which led to an additional impairment charge of £395 million; this corresponded to an implicit discount rate of 7.2%.

The value in use was calculated in the context of the going concern uncertainty and on the basis of operating cash flows which assume no changes to existing operational and financing contracts assuming, for the purposes of these valuations only, the validity of the going concern principle. In addition, these valuations are based on a reduction of the level of debt by £1.3 billion and an equivalent increase in capital. Taking into account the increasing uncertainties that the Group is facing, Eurotunnel considered it appropriate, at 31 December 2004, to use values in the upper ranges for the market risk premium and the asset "beta" ratios.

The operational performance of the Group in the first half of 2005 and the level of interest rates would not require a modification to the value in use of assets.

The Group is currently working on a refinancing plan the consequences of which on the level of indebtedness may differ from the underlying assumptions used at 31 December 2004.

The Group has not revised its financial projections, which is normally carried out during the second half of the year as a part of the preparation of its medium term plan.

Relatively small changes in the assumptions used would lead to material changes in the value in use. By way of example, a variation of 0.10% in the implicit discount rate would correspond to a change in the value in use of the fixed assets of approximately £150 million.

Railways dispute

Under the Railways Usage Contract dated 29 July 1987 between the Railways (SNCF and BRB) and Eurotunnel, the Railways are required to pay a contribution to the operating costs of Eurotunnel in each year.

On 21 November 2001, the Railways initiated arbitration proceedings under the auspices of the International Chamber of Commerce, aimed at reducing the amount of this contribution, firstly for the years 1997 and 1998 and secondly for the years 1999 to 2002. The amount claimed by the Railways for all of these years together is estimated to be a maximum of £100 million.

In a first award made on 26 April 2002, the Arbitration Tribunal ordered the Railways to pay to Eurotunnel the full amount of the provisional contribution to its 2002 operating costs.

The Arbitration Tribunal, in a second partial award made on 30 January 2003, rejected the Railways' claim regarding the operating costs contribution for 1997 and 1998 on the basis that it was time barred.

The Arbitration Tribunal, in a third partial award rendered on 4 May 2005:

- rejected the Railways' claim regarding the operating costs contribution for 2000 on the basis that it was time barred;
- rejected the Railways' claims on allegations of breach of contract by Eurotunnel;
- set out a number of clarifications on the interpretation of Usage Contract provisions regarding cost allocations, and on the practice of the parties in this respect.

The determination of the final amount of the operating costs contribution for non time barred years 1999, 2001 and 2002 will be carried out within the scope of the expert's mission as set out in the Usage Contract. The Arbitration Tribunal will remain constituted and will render a final award upon completion of the expertise, in which it will pronounce any potential condemnations against Eurotunnel and/or SNCF and BRB.

Eurotunnel remains confident in the outcome of these proceedings and has therefore not changed its position from previous years; consequently no provision has been made in these interim Combined Accounts or in the Group's financial projections.

Other disputes

The termination of the contract between Eurotunnel and Transferry has resulted in a contractual dispute.

Annexe 1

Principal impacts of the introduction of IFRS

Explanations of the changes in accounting standards and their effects on Eurotunnel's financial statements are included in the interim combined accounts.
Below are the main impacts on Eurotunnel's combined accounts:

➔ **Opening issued capital and reserves attributable to equity as at 1 January 2004**

- Derivative instruments relating to interest rate hedging on loans have been valued at their fair value: this has reduced issued capital and reserves attributable to equity by £174m.
- Accounting for debt at an effective rate of interest has increased issued capital and reserves attributable to equity by £117m.
- The effect of accounting for retirement liabilities is to reduce issued capital and reserves attributable to equity by £18m.

➔ **The net effect on the income statement for the year to 31 December 2004 is to increase the loss by £35 million**

➔ **Treatment of Fixed Assets**

- In the absence of definitive interpretations from IFRIC relating to concessions, the French GAAP accounting principles relating to fixed assets have been maintained.

➔ **Treatment of part of the debt**

- The consolidation of the special purpose vehicles FLF and TJDH would increase issued capital and reserves attributable to equity by £175m and decrease the Junior Debt by the same amount. As this benefit could only be realised after the complete reimbursement of the FLF and TJDH debt, Eurotunnel, with the prospect of a significant restructuring, has not consolidated these entities.

Media enquiries:

Press Office (24 hours), tel: + 44 (0) 1303 288728 or + 44 (0) 1303 288737

Investor enquiries:

Investor Relations, tel: + 33 1 55 27 36 27

Note to editors: The full interim accounts will be posted on the website at www.eurotunnel.com

News release no. 951/2005

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais/Coquelles, France. Eurotunnel also earns toll revenue from train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.

952/2005

EUROTUNNEL SIGNS PARTNERSHIP DEAL WITH DISNEYLAND® RESORT PARIS

Folkestone, England, 26 September 2005; EUROTUNNEL, the market leader for cross-Channel travel, has become an Affiliate Partner of the Disneyland® Resort Paris as its campaign to promote self-drive travel in Europe accelerates. The partnership deal means that customers booking online at www.eurotunnel.com can click straight through to the official Disneyland® Resort Paris website to book tickets and hotel accommodation.

Eurotunnel is the number one choice for motorists travelling to Disneyland® Resort Paris with its fast, frequent and reliable shuttle service crossing from Folkestone to Calais in just 35 minutes. From there, it is just under a three hour drive straight to the "heart of the magic".

Self-drive is becoming increasingly popular with families travelling to the Disneyland® Resort Paris, who are tired of airport delays eating into their holiday time.

Jo Willacy, Eurotunnel Commercial Director, said:

"*With a simple click of the [Mickey!] mouse, our customers can now plan a complete self-drive package to Disneyland® Resort Paris. Why bother with the hassle of the airport when you can drive straight to the Magic Kingdom and all that Disneyland® Resort Paris has to offer.*"

For media enquiries contact the Eurotunnel Press Office on + 44 (0) 1303 288728 or + 44 (0) 1303 288737. Email: press.uk@eurotunnel.com

953/2005

EUROTUNNEL DEVELOPMENTS COMPLETES SALE OF ORBITAL PARK

Folkestone, England, 26 September 2005; Eurotunnel Developments Ltd. has announced the sale to Glenmore Investments Ltd. of its last development plot at Orbital Park, Ashford. The sale completes the 40 hectare site for distribution, production and business uses, and also fulfils Eurotunnel's objective to dispose of its remaining land portfolio.

Other sites formally owned by Eurotunnel Developments Ltd. are already being developed to provide much needed commercial units in Ashford, including Sevington, Waterbrook, and the new Isis Business Park. These developments have created in the region of 1,500 jobs in Ashford.

Richard Lavender, Eurotunnel's Director of Property Services, said:
"With the sale of the final development plot at Orbital Park, Eurotunnel Developments has put in place the building blocks of Ashford's future industrial and commercial development."

An Ashford Borough Council spokesman welcomed the news, saying:
"We are pleased that the Council's partnership with Eurotunnel Developments in developing and marketing the site has contributed to the creation or expansion of several businesses in the area and will leave the legacy of a high quality business park."

Paul Appelt of Atrium Chartered Surveyors said:
"Over the past four years commercial land has been much sought after and at long last we are now seeing new units being built which will be welcomed by the many companies looking to locate to Orbital Park. It is the sale of land owned by Eurotunnel Developments that has acted as the catalyst to help Orbital Park get established."

For media enquiries contact the Eurotunnel Press Office on + 44 (0) 1303 288728 or + 44 (0) 1303 288737. Email: press.uk@eurotunnel.com